Exhibit 5

Grown Rogue Triples Indoor Production in Oregon

Medford, Oregon, June 14, 2021 – Grown Rogue International Inc. (Grown Rogue) (CSE: GRIN) (OTC: GRUSF), a multi-state cannabis company with operations and assets in Oregon and Michigan, has successfully tripled its indoor production in Oregon with recently announced capacity increases. Grown Rogue completed facility improvements at their existing 17,000 sq ft facility (“Rossanley Facility”) adding 40% additional flowering space and have successfully harvested two rooms from the 30,000 sq ft facility (“Airport Facility”) under the management services agreement (“MSA”) signed as part of the purchase of HSCP, LLC, (“HSCP”) a subsidiary of Acreage Holdings, Inc. This increased capacity, with successful harvests out of the new flower rooms, has resulted in the tripling of production capacity to approximately 600lbs of high-quality flower per month, an annualized run rate of 7,200 lbs per year.

The recently completed construction at Grown Rogue’s Rossanley Facility resulted in 8 dedicated flower rooms, which now allows the Company to harvest every week with yields of approximately 300lbs per month or 3,600 pounds per year.

“Taking the Rossanley Facility to full capacity is an important step as we scale our business”, said Obie Strickler, chief executive officer of Grown Rogue. “We now have eight dedicated flowering rooms and are harvesting weekly to provide consistent high-quality flower to the fast-growing Oregon market.”

Grown Rogue is also pleased to announce the first two harvests from the Airport facility that is being operated under a management services agreement as part of the HSCP acquisition. After taking possession in February, all facility improvements have been made, including the installation of additional HVAC and dehumidification. The Airport Facility currently has 3 flowering rooms (each with 120 lights, approximately 3 times the size of the Rossanley Facility’s rooms) with estimated production of 300lbs per month. Grown Rogue anticipates adding a fourth flower room (that is already constructed) once they have received regulatory approval in the coming months, which will increase production to 450lbs per month or 5,400 per year.

“Our team has executed flawlessly at the Airport Facility, rapidly making the improvements necessary to ensure optimal environmental conditions and successfully growing and harvesting our first crops,” said Strickler. “With the addition of this facility, we now operate 47,000 sq ft, with 700 flowering lights, soon to be over 800 flowering lights with the fourth flower room at the Airport Facility, allowing us to produce upwards of 8,000lbs per year of high quality, low-cost indoor flower for the Oregon market.”

For more information about Grown Rogue please visit www.grownrogue.com

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight-based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, along with patented nitro sealed indoor and sungrown pre-rolls and jars.

FORWARD LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

SAFE HARBOR STATEMENT

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company's business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler Chief Executive Officer obie@grownrogue.com Investor Relations Desk Inquiries invest@grownrogue.com (458) 226-2100